UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation 401(k) Retirement Savings Plan
(referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation

Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Explanatory Note:

We are filing this Form 11-K/A Amendment No. 1 to Form 11-K to correct the following inadvertent errors. We omitted the signature of Deloitte & Touche LLP from the Report of Independent Registered Public Accounting Firm.  The Exhibit 23, “Consent of Independent Registered Public Accounting Firm” in the original Form 11-K includes a typographical error that references a report date of June 16, 2010.  The correct report date is June 18, 2010 as amended in this Form 11-K/A Amendment No.1.  These are the only changes to the originally filed Form 11-K for the fiscal year ended December 31, 2009.

Georgia Gulf Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

NOTE:     All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
Georgia Gulf Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 18, 2010

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Company Contribution Receivable	$—	$112,572
Investments—At fair value:
Participant-Directed	185,257,411	158,574,202
Nonparticipant-Directed	15,817,009	12,585,718
Total Investments	201,074,420	171,159,920

LIABILITIES
Excess Contribution Payable	267,144	—

Net Assets Available For Benefits At Fair Value	200,807,276	171,272,492

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(1,225,630)	3,084,502

Net Assets Available for Benefits	$199,581,646	$174,356,994

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:

Interest and dividends	$3,854,758

Contributions:
Participants	6,352,776
Company	1,811,420
Other	38,606
Total contributions	8,202,802

Net appreciation in the fair value of investments	29,629,471

Total additions	41,687,031

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(16,271,880)
Transaction fees	(190,499)
Total deductions	(16,462,379)

NET INCREASE IN NET ASSETS	25,224,652

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	174,356,994

End of year	$199,581,646

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                                    PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by Bank of America Merrill Lynch (the “Trustee”). The Plan includes all full-time US salaried employees of the Company, excluding employees covered by bargained agreements and Canada based employees of the Company’s Royal Group, Inc. subsidiary.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there are additional components for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

Capital Growth Account —The Capital Growth Account portion of the Plan, which includes discretionary Company contributions equal to 3% of participants’ eligible compensation, as defined by the Plan, was discontinued effective January 1, 2008.  At December 31, 2008, the Plan had $112,572 in contributions receivable from the Company.  The amount was recognized as a Company Contribution Receivable in the December 31, 2008 Statements of Net Assets Available for Benefits.  All contributions were participant-directed.  There were no contributions receivable at December 31, 2009.

Savings Account —All full-time employees of the Company may elect to participate in the savings account as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis. Between January 1, 2008 and July 31, 2009, the Company match of Participant contributions was 100% of the first 3% and 50% of the next 2% of the participant’s pretax contributions. Vesting for the Company match became immediate for Company contributions after January 1, 2008.  Effective with the first payroll period having a disbursement date after July 31, 2009, the Plan was amended to cease safe harbor matching contributions and all Company contributions were subsequently frozen. The Company, at its discretion, may elect to amend the Plan in the future to provide for a Company contribution.

Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested and represent nonparticipant-directed accounts.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2009 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.                                  Vanguard Wellington Fund — Admiral Class

b.                                 Harbor Capital Appreciation Fund — Class I

c.                                  INVESCO Stable Value Trust

d.                                 Dodge & Cox Stock Fund

e.                                  American Funds Europacific Growth Fund — Class A

f.                                    Georgia Gulf Employee Stock Ownership Fund

g.                                 Vanguard S&P 500 Index Fund

h.                                 Lord Abbett Small Capital Value Fund — Class I

i.                                     Roxbury Small Capital Growth Fund — Institutional Class

j.                                     T Rowe Price Retirement Income Fund

k.                                  T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to rollover his/her account into an Individual Retirement Account (IRA) or another company’s retirement plan, or leave it in the Company Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  A participant may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½ if the participant has terminated employment by that time.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 4.25% to 9.25% at December 31, 2009 and 5.0% and 9.25% at December 31, 2008. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  In 2009, there were no forfeitures used to reduce the Company contribution.  During 2008, $126,800 of forfeitures were used to reduce the Company contributions.  There were $57,615 and $16,216 of unallocated forfeitures at December 31, 2009 and 2008, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.  The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Participant loans are stated at outstanding balance, which approximates fair value.

In accordance with Accounting Standard Codification (“ASC”) 946 subtopic 210-45, formerly Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed and nonparticipant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Excess Contribution Refundable — The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.  At December 31, 2009, the Plan had $267,144 of excess contributions due to participants, all of which were paid in 2010. These excess contribution amounts are recognized in the Statement of Net Assets Available for Benefits as of December 31, 2009 as a liability and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009 as a reduction of Participant contributions.

Adoption of New Accounting Pronouncements— The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.  The adoption of the ASC Codification did not have an impact on the Plan financial statements.

In May 2009, the FASB issued ASC topic 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. ASC 855 did not have an impact on the Plan financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 8). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.                                    INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	2009		2008
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	60,593,676	$61,773,578	64,871,312	$61,903,205
INVESCO Stable Value Fund—nonparticipant-directed	2,348,357	2,394,085	2,543,952	2,427,557
Total INVESCO Stable Value Fund	62,942,033	64,167,663	67,415,264	64,330,762

American Funds Europacific Growth Fund—participant-directed	511,600	19,614,767	512,708	14,360,939
American Funds Europacific Growth Fund—nonparticipant-directed	86,336	3,310,117	94,235	2,639,536
Total American Funds Europacific Growth Fund	597,936	22,924,884	606,943	17,000,475

Dodge & Cox Stock Fund—participant-directed	250,385	24,071,979	250,186	18,606,365
Dodge & Cox Stock Fund—nonparticipant-directed	44,211	4,253,935	42,343	3,153,083
Total Dodge & Cox Stock Fund	294,596	28,325,914	292,529	21,759,448

Vanguard S&P 500 Index Fund	144,011	14,686,260	144,849	11,955,811

Vanguard Wellington Fund — Admiral Shares	353,209	17,596,886	359,185	15,150,419

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	507,359	16,727,605	515,734	12,016,600
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	126,118	4,158,118	134,284	3,128,836
Total Harbor Capital Appreciation Fund	633,477	20,885,723	650,018	15,145,436

Lord Abbett Small Capital Value Fund — participant-directed	353,192	9,296,006	364,097	7,358,395
Lord Abbett Small Capital Value Fund — nonparticipant-directed	32,255	848,960	31,181	630,174
Total Lord Abbett Small Capital Value Fund	385,447	10,144,966	395,278	7,988,569

The following table summarizes the net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2009:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$(843,610)
Mutual funds	30,473,081

Net appreciation in fair value of investments	$29,629,471

4.                                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 26, 2010, an application was filed with the IRS for an updated determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Code. A response is pending.

5.                                    NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2009 and 2008 and for the year ended December 31, 2009 are as follows:

	2009	2008
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$4,158,118	$3,128,836
Dodge & Cox Stock Fund	4,253,935	3,153,083
American Funds Europacific Growth Fund	3,310,117	2,639,536
INVESCO Stable Value Fund	2,394,085	2,427,557
Lord Abbett Small Capital Value Fund	848,960	630,174
Roxbury Small Capital Growth Fund	851,794	606,532
Total investments, at fair value	$15,817,009	$12,585,718
Changes in net assets:
Net appreciation in fair value of investments	$3,933,253
Distributions to participants or beneficiaries	(701,962)
	$3,231,291

6.                                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008
Net assets available for benefits per the financial statements	$199,581,646	$174,356,994
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,225,630	(3,084,502)
Net assets available for benefits per the Form 5500	$200,807,276	$171,272,492

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009.

2009
Total additions per the financial statements	$41,687,031
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	3,084,502
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,225,630

Total income per the Form 5500	$45,997,163

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total income per the Form 5500 for the year ended December 31, 2009.

2009
Net increase in net assets available for benefits per the financial statements	$25,224,652
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	3,084,502
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,225,630

Net income per the Form 5500	$29,534,784

7.                                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of a stable value fund managed by the Trustee. These transactions qualify as party-in-interest transactions. On July 28, 2009, the Company effected a 1-for-25 reverse stock split of its common stock. This reverse stock split has been reflected in share data for all periods presented. At December 31, 2009 and 2008, the Plan held 204,010 and 160,355 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2009 and 2008, the cost basis of this investment was $5,074,905 and $23,603,775, respectively. Georgia Gulf Corporation declared no dividends during the year ended December 31, 2009.

8.                                    FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC topic 820 (formerly FASB Statement 157) establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

In accordance with ASC topic 820, the Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2009 and 2008, respectively:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$3,554,698	$—	$—	$3,554,698
Mutual Funds	129,536,424	—	—	129,536,424
Stable Value Fund		64,167,663	—	64,167,663
Participant Loans		3,815,635	—	3,815,635
	$133,091,122	$67,983,298	$—	$201,074,420

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$4,353,002	$—	$—	$4,353,002
Mutual Funds	97,858,109	—	—	97,858,109
Stable Value Fund	—	64,330,762	—	64,330,762
Participant Loans	—	4,618,047	—	4,618,047
	$102,211,111	$68,948,809	$—	$171,159,920

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

*	AMVESCAP NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 60,593,676 units		**	$61,773,578

		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 2,348,357 units	2,348,357		2,394,085

		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 353,192 shares		**	9,296,006

		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 32,255 shares	607,403		848,960
	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 511,600 shares		**	19,614,767

		American Funds Europacific Growth Fund (nonparticipant-directed), 86,336 shares	2,169,475		3,310,117
	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 250,385 shares		**	24,071,979

		Dodge & Cox Stock Fund (nonparticipant-directed), 44,211 shares	3,484,218		4,253,935
	THE VANGUARD GROUP	Vanguard S&P 500 Index Fund, 144,011 shares		**	14,686,260

		Vanguard Wellington Fund — Admiral Shares, 353,209 shares		**	17,596,886
	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 507,359 shares		**	16,727,605

		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 126,118 shares	2,807,994		4,158,118
	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (participant-directed), 623,379 shares		**	8,496,651

		Roxbury Small Capital Growth Fund (nonparticipant-directed), 62,494 shares	680,648		851,794
	T ROWE PRICE RETIREMENT FUNDS	T Rowe Price Retirement Income, 54,520 shares		**	665,685
		T Rowe Price Retirement 2005, 27,233 shares		**	284,318
		T Rowe Price Retirement 2010, 134,192 shares		**	1,871,978
		T Rowe Price Retirement 2015, 64,133 shares		**	684,296
		T Rowe Price Retirement 2020, 57,524 shares		**	839,845

		T Rowe Price Retirement 2025, 21,765 shares	**	230,931
		T Rowe Price Retirement 2030, 8,786 shares	**	132,841
		T Rowe Price Retirement 2035, 13,522 shares	**	144,006
		T Rowe Price Retirement 2040, 24,073 shares	**	364,704
		T Rowe Price Retirement 2045, 40,073 shares	**	404,742
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 3/12/23)		3,815,635
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Fund, 204,010 shares		3,554,698

		Total assets held at year end		$201,074,420

*           Represents a party-in-interest.

**           Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation 401(k) Retirement Savings Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 21, 2010	/s/ Joel I. Beerman
By: Joel I. Beerman
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm